SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Rockford Corporation

(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

77316P
(CUSIP Number)

Victoria L. Springgay
Rockford Corporation
600 S. Rockford Drive
Tempe, Arizona 85281
480-967-3565
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 5, 2002
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77316P	13D/A	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Gary Suttle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

SC, OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7 SOLE VOTING POWER 617,800 8 SHARED VOTING POWER 21,500 9 SOLE DISPOSITIVE POWER 617,800 10 SHARED DISPOSITIVE POWER 21,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

639,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 77316P	13D/A	Page 2 of 5 Pages

SCHEDULE 13D/A

W. Gary Suttle (“Mr. Suttle”) hereby further amends and supplements the statement on Schedule 13D previously filed by him on May 9, 2000 (“Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Rockford Corporation, an Arizona corporation (“Rockford”), beneficially owned by him. The Schedule 13D was previously amended by Schedule 13D/A Amendment #1, filed on December 20, 2001 (“Amendment #1”). Except as previously amended under Amendment #1 and as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER.

No Change

ITEM 2. IDENTITY AND BACKGROUND.

No Change

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3d. is hereby added to the Schedule 13D:

d.     On December 5, 2001, Mr. Suttle was granted an option to purchase 42,000 shares of Rockford’s common stock under its 1997 Stock Option Plan at $6.61 per share. All of the options are held by the W. Gary Suttle Family Trust, of which Mr. Suttle is the sole beneficiary. One quarter of the options (10,500 shares) vest immediately, one quarter of the options vest on December 5 of each preceding year so that the options are fully vested on December 5, 2004. The options expire on December 5, 2010.

CUSIP No. 77316P	13D/A	Page 3 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION.

Item 4a. of the Schedule 13D is hereby amended and restated in its entirety as follows:

a.     Mr. Suttle was granted the options as described above pursuant to Rockford’s stock option plans and pursuant to an agreement with Monument. The options were designed as part of his compensation package as CEO of Rockford and he holds such options as investments. Mr. Suttle may exercise the options pursuant to their terms or may make purchases of Rockford’s Common Stock from time to time and may dispose of any or all of such shares held by him, individually, at any time.

Under federal tax law, the options from Monument are treated as a non-qualified stock options to Mr. Suttle. As a result, at the time of exercise Mr. Suttle will be deemed to receive income in the amount of the fair market value of the shares on the date of exercise, reduced by the exercise price. Mr. Suttle has registered 395,000 shares pursuant to the filing of a Form S-3. Mr. Suttle intends to sell this number of shares in order to raise net proceeds that will allow him to pay the purchase price of his shares plus the taxes resulting from the exercise of his options. In addition, the sale of the 395,000 shares registered under the filing pursuant to Form S-3 will allow Mr. Suttle to make a small step toward diversifying his portfolio.

As at December 19, 2001, Mr. Suttle exercised the option to acquire 200,000 shares from Monument. He then sold all such shares through his broker, Bear Stearns & Company (“Bear Stearns”), pursuant to the Registration Statement and accompanying Prospectus on Form S-3.

As at March 5, 2002, Mr. Suttle exercised the option to acquire the remaining 595,500 shares from Monument. He then sold 100,000 of those shares through Bear Stearns, pursuant to the Form S-3. He still holds 95,000 shares that are registered pursuant to the Form S-3 and may sell up to this amount at a future date.

Mr. Suttle currently intends to retain all shares not registered pursuant to the filing on Form S-3, including at least 400,000 of the Monument option shares and the options he holds directly from Rockford.

CUSIP No. 77316P	13D/A	Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the date of this amendment no change has occurred relative to this item.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None pursuant to this amendment

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

CUSIP No. 77316P	13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2002

/s/ W. Gary Suttle W. Gary Suttle

End of Filing